December 9, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Scot Foley, Staff Attorney
Daniel Greenspan, Staff Attorney

Re:	Ignyta, Inc.
Current Report on Form 8-K, as amended
Filed November 1, 2013, as amended November 14, 2013
File No. 333-183886

Dear Mr. Riedler:

This letter is in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to the Company dated November 29, 2013, with respect to the Current Report on Form 8-K (File No. 333-183886) first filed by Ignyta, Inc. (the “Company”) on November 1, 2013, as amended by Amendment No. 1 thereto filed by the Company on November 14, 2013 (as amended, the “Form 8-K”). For convenience, the text of each of the Staff’s comments appears in boldface type in this letter, with the Company’s response immediately following each comment in regular type.

General

1.	Please be advised that we are processing your request for confidential treatment of information redacted from Exhibit 10.4 to your Form 8-K and will provide comments to your application in a separate letter.

Response:

The Company acknowledges the Staff’s comment.

Business

Corporate Overview, page 5

2.	Please note here that you are a “voluntary filer” and are not required to file reports under Sections 13(a) or 15(d) of the Exchange Act.

Response:

In response to the Staff’s comment, the Company has included the additional disclosure set forth below in the Form 8-K under the heading “Corporate Overview—Emerging Growth Company and Smaller Reporting Company Status.” The Company also notes to the Staff the disclosure regarding its status as a voluntary filer included in the risk factors discussion on page 52 of the Form 8-K.

“We do not currently have a class of securities registered under Section 12 of the Exchange Act. Additionally, we have not had a registration statement declared effective under the Securities Act during our current fiscal year and, as of the beginning of our current fiscal year, our common stock was held of record by less than 300 persons. As a result, we are not currently required to file reports under Section 13(a) or under Section 15(d) of the Exchange Act and are a considered a “voluntary filer” with respect to the reports we do file under those sections. We will not be required to file reports under Section 13(a) or 15(d) of the Exchange Act until the earlier to occur of (i) our registration of a class of securities under Section 12 of the Exchange Act, which would be required if we list a class of securities on a national securities exchange or if we meet the size requirements set forth in Section 12(g) of the Exchange Act, or which we may voluntarily elect to undertake at an earlier date, or (ii) the effectiveness of a registration statement under the Securities Act relating to our common stock. We expect that we will become subject to the reporting requirements under Section 15(d) of the Exchange Act upon the effectiveness of a registration statement under the Securities Act that we intend, and are contractually obligated, to file with the SEC in connection with the resale of certain shares of our common stock. See the description of that contractual obligation under the heading “Description of Securities—Registration Rights Agreement” below. We also anticipate that we will voluntarily elect to register our common stock under Section 12 of the Exchange Act in the first half of 2014, at which time we would become subject to the reporting requirements under Section 13(a) under the Exchange Act. Until we become subject to the reporting requirements under either Section 13(a) or 15(d) of the Exchange Act, we expect that we will voluntarily file the reports that we would be required to file if we were subject to those sections.”

3.	Please briefly describe the various exemptions that are available to you as an “emerging growth company” under the Jumpstart Our Business Startups Act, such as the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:

In response to the Staff’s comment, the Company has included the additional disclosure set forth below in the Form 8-K under the heading “Corporate Overview—Voluntary Filer Status.” The Company notes to the Staff that it has also added disclosure regarding this topic in the relevant risk factor discussion on page 51 of the Form 8-K.

“The Jumpstart Our Business Startups Act of 2012 (the JOBS Act) establishes a class of company called an “emerging growth company,” which generally is a company whose initial public offering was completed after December 8, 2011 and had total annual gross revenues of less than $1 billion during its most recently completed fiscal year. Additionally, Section 12b-2 of the Exchange Act, establishes a class of company called a “smaller reporting company,” which generally is a company with a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter or, if such public float is $0, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available. We currently qualify as both an emerging growth company and a smaller reporting company.

As an emerging growth company and a smaller reporting company, we are eligible to take advantage of certain extended accounting standards and exemptions from various reporting requirements that are not available to public reporting companies that do not qualify for those classifications, including without limitation the following:

•	An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the Securities Act), for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

•	An emerging growth company is exempt from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and financial statements, commonly known as an “auditor discussion and analysis.”

•	An emerging growth company is not required to hold a nonbinding advisory stockholder vote on executive compensation or any golden parachute payments not previously approved by stockholders.

•	Neither an emerging growth company nor a smaller reporting company is required to comply with the requirement of auditor attestation of management’s assessment of internal control over financial reporting, which is required for other public reporting companies by Section 404 of the Sarbanes-Oxley Act of 2002.

•	A company that is either an emerging growth company or a smaller reporting company is eligible for reduced disclosure obligations regarding executive compensation in its periodic and annual reports, including without limitation exemption from the requirement to provide a compensation discussion and analysis describing compensation practices and procedures.

•	A company that is either an emerging growth company or a smaller reporting company is eligible for reduced financial statement disclosure in registration statements, which must include two years of audited financial statements rather than the three years of audited financial statements that are required for other public reporting companies. Smaller reporting companies are also eligible to provide such reduced financial statement disclosure in annual reports on Form 10-K.

For as long as we continue to be an emerging growth company and/or a smaller reporting company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of those respective classifications. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, which was on February 15, 2013; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before December 31, 2018. We will remain a smaller reporting company until we have a public float of $75 million or more as of the last business day of our most recently completed second fiscal quarter. We also expect that we will remain a smaller reporting company for the foreseeable future, and we could retain our smaller reporting company status indefinitely depending on the size of our public float.”

Business Overview, page 5

4.	Please also include in this discussion that you have not yet generated any revenue, your net losses for fiscal year 2012 and the first three and nine months of fiscal 2013 and your accumulated deficit to date.

Response:

The Company notes that the Form 8-K as previously filed included the following sentence at the end of the first paragraph of this section, containing much of the requested information: “We currently have no products that have obtained marketing approval in any jurisdiction, have not generated revenues since inception and do not expect to do so in the foreseeable future due to the early stage nature of our current product candidates, and we had an accumulated deficit as of September 30, 2013 of approximately $4.8 million.”

In response to the Staff’s comment, the Company has separated the sentence noted above so that it is its own paragraph within this section of the Form 8-K, and has modified the sentence to include the Company’s net losses for fiscal year 2012 and the three and nine months ended September 30, 2013, and to read in full as follows:

“We currently have no products that have obtained marketing approval in any jurisdiction, we have not generated revenues since inception and do not expect to do so in the foreseeable future due to the early stage nature of our current product candidates, we had net losses for the year ended December 31, 2012 and for the three and nine months ended September 30, 2013 of $1.3 million, $1.2 million and $3.4 million, respectively, and we had an accumulated deficit as of September 30, 2013 of approximately $4.8 million.”

5.	Please give the meaning and significance of the following terms in plain language that may be understood by a person not acquainted with this industry or scientific field:

•	biomarker;

•	epigenetic and epigenetic analysis;

•	methylation and methylation signature;

•	differential DNA methylation;

•	de-identified patient phenotypic information; and

•	kinase

Response:

In response to the Staff’s comment, the Company has added a brief description of the meaning of each term listed above where the term is first used in the Form 8-K. The added description of each term and the page on which it appears in the Form 8-K is as follows:

•	biomarker: “Biomarkers are substances detectable in the human body that can indicate presence or risk of a certain disease or disease subtype.” (page 6)

•	epigenetic and epigenetic analysis: “Epigenetics is the study of heritable changes in gene activity that are not caused by changes in DNA sequence” (page 7)

•	methylation and methylation signature: “DNA methylation is a specific type of epigenetic phenomena that involves the chemical addition of a methyl group to DNA, which addition can impact the activity of that gene. A methylation signature is a specific pattern of differential DNA methylation that can serve as a biomarker that is indicative of a certain disease or disease subtype.” (page 7)

•	differential DNA methylation: “When individual DNA sites have a different presence or absence of methyl groups in one individual compared to another individual or group of individuals, we refer to this as ‘differential methylation.’” (page 7)

•	de-identified patient phenotypic information: “de-identified (no name, address, date of birth, or person-specific information) patient phenotypic information, which generally consists of observable physical or biochemical characteristics” (page 8)

•	kinase: “Tyrosine kinases are enzymes that transfer phosphate groups from adenosine triphosphate (ATP) to cellular proteins and can function as an “on/off” switch for cellular functions, including cancer signaling.” (page 6)

Pipeline, page 9

Spark-1 through Spark-6, page 15

6.	Please describe the six molecular targets you have identified.

Response:

In response to the Staff’s comment, the Company has modified the disclosure regarding the Spark-1 through Spark-6 molecular targets as set forth below, to provide the additional description requested. The Company notes to the Staff that, due to the early stage of development of each of these molecular targets, the most advanced of which is in the discovery stage, a more fulsome description than that set forth below is not material or available at this time. As a result, the Company has included in the disclosure set forth below a statement regarding the early stage of its research and development of these molecular targets. The Company intends to continue to modify this disclosure as its research and development of these molecular targets advances.

“In our mining of the Oncolome database for molecular alterations that frequently occur in tumor tissue samples to date, we have identified six molecular targets, which, when altered, we believe to drive tumor growth. We denote these six targets as Spark-1 through Spark-6. The six Spark targets consist of a combination of genetic and epigenetic targets. Although our research and development of these targets is in a very early stage, we believe that activation of these targets, via over-expression or gene rearrangement, may be oncogenic by promoting cell growth and survival in certain tissues. Additionally, though these protein targets are not yet validated, we believe that inhibition of the activated forms of these proteins in cancer-like cells may lead to impaired cell growth or cell death. We have prioritized three of these targets (Spark-1 through Spark-3) and have initiated target validation and small molecule drug discovery activities against some of these targets. Such discovery activities include, or may in the future include, but are not limited to: x-ray crystallography, structure based drug design, virtual screening, in vitro screening, in vivo screening, medicinal chemistry and lead optimization. We aim to have developed our first IND candidate against one of the Spark-1, Spark-2 or Spark-3 targets as early as 2015.”

Collaborations and License Agreements, page 15

7.	Please disclose whether you have made the up-front payment to NMS of $7.0 million, which was required on or before November 16, 2013.

Response:

The Company made full payment to NMS of the $7.0 million up-front fee in cash on November 14, 2013. In response to the Staff’s comment, the Company has revised its disclosure regarding this up-front fee in all places where it appears in the Form 8-K in order to (i) indicate that the $7.0 million up-front was submitted in full, and (ii) clarify that the full amount of the payment was made in cash and without any election by NMS to receive a portion of the payment in shares of the Company’s common stock.

8.	With respect to your royalty obligation to NMS, please clarify the meaning of “low double digit percentage” by providing a more narrow range for the royalties you will be obligated to pay (within ten percent).

Response:

In response to the Staff’s comment, the Company has revised its disclosure regarding the range of royalties that may be owed to NMS in all places where it appears in the Form 8-K in order to clarify that “low double digit percentage” means between 10% and 15%.

9.	Please disclose when your royalty and sublicense obligations to NMS will expire and provide the circumstances under which Ignyta may terminate the agreement.

Response:

In response to the Staff’s comment, the Company has added the disclosure set forth below regarding the expiration and termination provisions of the license agreement with NMS, which includes the duration of the Company’s royalty and sublicense payment obligations and a description of the specific terms relating to either party’s ability to terminate the license agreement prior to its expiration.

“The license agreement with NMS will remain in effect until the expiration of all of our royalty and sublicense revenue payment obligations to NMS. Those payment obligations commence after the first commercial sale of a product covered by the claims of any patent subject to the license agreement, and continue, on a product-by-product and country-by-country basis, through the longer of (i) the expiration of the last-to-expire valid patent in such country with claims covering such product or (ii) 10 years after the first commercial sale of such product in such country. The term of the license agreement may be shortened under the following circumstances: (a) prior to the first commercial sale of a product covered by the agreement, we provide NMS with 60 days’ prior written notice of our termination of the agreement, (b) after the first commercial sale of any product covered by the agreement, we provide NMS with three months’ prior written notice of our termination of the agreement (in which case NMS may then accelerate the effective date of the termination to not less than 30 days after our notice), or (c) upon a material breach by either party under the agreement, which breach is not cured within 30 days with respect to payment defaults or within 60 days with respect to any other breach (which cure period may be extended to up to 120 days for breaches other than payment defaults). As a result, if we fail to meet our payment or other obligations under the license agreement and are unable to cure any such failure within the specified cure periods, NMS could terminate the license agreement and we would lose our rights to RXDX-101 and RXDX-102.”

Competition, page 16

10.	Please indicate the company or companies that are developing the compound targeting TRkA, TrkB or TrkC similar to RXDX-102.

Response:

In response to the Staff’s comment, the Company has revised the applicable disclosure to read as set forth below, which includes a reference to the company or companies of which the Company is currently aware that may be developing compound(s) targeting TRkA, TrkB or TrkC, based on certain publicly available information.

“We are presently aware of at least the following two compounds that are currently in clinical development and may have activity against TrkA, TrkB or TrkC activating alterations: Daiichi Sankyo and its subsidiary Plexxikon’s PLX-7486, which is reported to have activity against TrkA, TrkB, TrkC and other molecular targets and which we currently believe to be in a Phase I clinical study, based on publicly available information published by the National Institutes of Health and updated as of September 2013; and Tesaro, Inc.’s TSR-011, which is reported to have activity against TrkA and other molecular targets and which we currently believe to be in a Phase I/II clinical study, based on publicly available information on that company’s website.”

Intellectual Property, page 18

11.	Please indicate the type of patent protection (e.g., composition of matter, method of use, etc.) covered by the two issued U.S. patents and one U.S. patent application related to RXDX-101 and RXDX-102 and disclose the jurisdiction, type of patent coverage and expiration dates for any other patents and patent applications maintained in foreign jurisdictions for intellectual property related to RXDX-101 and RXDX-102.

Response:

In response to the Staff’s comment, the Company has revised its disclosure regarding patents and patent applications relating to RXDX-101 and RXDX-102 in order to include the additional detail requested. The applicable revised disclosure reads as follows:

“The two issued U.S. patents and one of the U.S. applications cover RXDX-101 and RXDX-102, as follows:

•	U.S. Patent No. 8,299,057 includes compound claims for RXDX-101, composition claims for RXDX-101 and claims to a method of manufacturing RXDX-101. This patent is expected to expire in 2029 (absent patent term extension) if all maintenance fees are timely paid. Related U.S. Application No. 13/611,679 claims methods of treatment using RXDX-101. Any patent issuing from this application is expected to expire in 2028 if all maintenance fees are timely paid, absent patent term adjustment or extension. Related international patents have issued in New Zealand, South Africa and Ukraine, and related applications are pending in Europe (allowed pending validation), Argentina, Australia, Brazil, Canada, China (People’s Republic), Hong Kong, India, Indonesia, Israel, Japan, Korea, Mexico, Philippines, Singapore, Taiwan and Thailand, and all such international patents and applications contain substantially the same disclosure and support for the same types of claims as issued in U.S. Patent No. 8,299,057, although the actual claims will vary on a country-by-country basis. All issued international patents in this family are expected to expire in 2028 if all maintenance fees and annuities are timely paid.

•	U.S. Patent No. 8,114,865 includes compound claims for RXDX-102, composition claims for RXDX-102, claims for methods of treatment using RXDX-102 and claims to a method of manufacturing RXDX-102. This patent is expected to expire in 2028 (absent patent term extension) if all maintenance fees are timely paid. Related international patents have issued in Japan and Mexico, and related applications are pending in the European Patent Office (allowed pending validation), Australia, Brazil, Canada, the Eurasian Patent Organization and India, and all such international patents and applications contain substantially the same disclosure and support for the same types of claims as issued in U.S. Patent No. 8,114,865, although the actual claims will vary on a country-by-country basis. All issued international patents in this family are expected to expire in 2027 if all maintenance fees and annuities are timely paid.”

Risk Factors, page 29

“We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property . . .,” page 32

12.	If you are aware of any such claims that have been made or that are pending against you or any of your employees, please amend this risk factor to include all relevant information about them. If you are not aware of any such claims, please include a statement in this disclosure to that effect.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in this risk factor to describe certain allegations and claims regarding use of proprietary technology of a third party, Ruga Corporation, for which some of the Company’s current employees and consultants previously provided services. As noted in the added disclosure, the Company conducted an investigation into each allegation and claim and believes them to be wholly without merit, and the Company has received no communication from the third party since September 26, 2013 and believes the matter may have been abandoned. The added disclosure regarding this matter reads as follows:

“On June 19, 2013, we received a letter from legal counsel for Ruga Corporation, a private oncology biopharmaceutical company for which some of our current employees and consultants previously provided services, making certain allegations regarding use of its proprietary synthetic lethal screening technology and certain related claims. We investigated each of those claims and we believe them to be wholly without merit. On August 15, 2013, we responded to the letter from Ruga Corporation’s legal counsel, describing the results of our investigation and denying each claim made. We subsequently provided certain information to Ruga Corporation’s legal counsel, who has not responded to us. We have received no communication from Ruga Corporation or its counsel since September 26, 2013, and we believe the matter may have been abandoned. We would vigorously defend any claims that may be pursued relating to this matter.”

“We will incur increased costs with, and our management will need to devote substantial time and effort to, compliance with public company reporting and other requirements,” page 51

13.	Please include an estimate of the amount you will need to expend annually to comply with public company reporting and related requirements.

Response:

In response to the Staff’s comment, the disclosure in this risk factor has been revised to include the Company’s estimate, based on currently available information and assumptions, that it will incur approximately $450,000 in expenses on an annual basis as a direct result of these requirements, and that the amount of such expenses may be increased by an additional $200,000 during the Company’s first year operating as a public reporting company.

* * * * * * *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We appreciate your time and attention to the responses to the Staff’s comments set forth in this letter and in Amendment No. 2 to the Form 8-K, filed with the Commission on the date hereof. Please direct any comments or inquiries regarding the foregoing to me at (858) 255-5959 (telephone) or jl@ignyta.com (e-mail), or to Zachary Hornby, Chief Financial Officer and Vice President of Corporate Development, at (858) 255-5959 (telephone) or zh@ignyta.com (e-mail).

Very truly yours,

/s/ Jonathan Lim, M.D.
Name: Jonathan Lim, M.D.
Title: President and Chief Executive Officer

cc:	Jay de Groot, Esq., Morrison & Foerster LLP
Steven G. Rowles, Esq., Morrison & Foerster LLP
Lisa Abbot, Esq., Morrison & Foerster LLP